Copa Holdings Announces 2Q11 Financial Results Release Schedule

PANAMA CITY, July 19, 2011/PRNewswire/ -- Copa Holdings, S.A. (NYSE: CPA) announces the following events:

Earnings Release – Second Quarter 2011
Date:	August 3, 2011
Time:	After US markets close
This release will be available on our website:	http://investor.shareholder.com/copa/results.cfm

Earnings Conference Call and Webcast
Date:	August 4, 2011
Time:	10:30 a.m. US EST (9:30 a.m. Local Time)
Conference telephone number:	877-293-5456 (US Domestic Callers)
707-287-9357 (International Callers)
Webcast:	http://investor.shareholder.com/copa/events.cfm
Speakers:	Pedro Heilbron, Chief Executive Officer
Victor Vial, Chief Financial Officer

Webcast listeners should access the website several minutes prior to the scheduled start time, allowing sufficient time to register, download and install any necessary software. If you are unable to listen or access this presentation at the scheduled time, a webcast replay option will be available at the above website shortly after the conference.

Copa Holdings is a leading Latin American provider of passenger and cargo services. The Company, through its operating subsidiaries, provides service to 55 destinations in 27 countries in North, Central and South America and the Caribbean with one of the youngest and most modern fleets in the industry, consisting of 67 aircraft: 41 Boeing 737NG aircraft and 26 EMBRAER-190s. For more information, visit www.copaair.com.

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CONTACT: Joseph Putaturo, Panama, Director-Investor Relations, +1-507-304-2677